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STEPHANIE CAPISTRON

stephanie.capistron@dechert.com

+1 617 728 7127 Direct

+1 617 275 8364 Fax

August 13, 2021

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Harbor ETF Trust (the “Registrant”)

Initial Registration Statement on Form N-1A

File Nos. 333-255884; 811-23661

Ladies and Gentlemen:

This correspondence is being filed for the purpose of responding to comments of the staff of the Securities and Exchange Commission (the “Staff”) provided telephonically by Ms. Alison White of the Division of Investment Management on July 23, 2021 with respect to the Registrant’s Pre-Effective Amendment No. 1 to its initial registration statement on Form N-1A, which was filed on July 8, 2021 (the “Registration Statement”).

The Registration Statement was filed for the purpose of registering shares of the following initial series of the Registrant: (i) Harbor Scientific Alpha High-Yield ETF (ii) Harbor Scientific Alpha Income ETF; and (iii) Harbor Disruptive Innovation ETF (collectively, the “Funds”).

Set forth below is one of the Staff’s comments together with the Registrant’s response. The Registrant intends to file a separate correspondence that will reflect the Staff’s remaining comments that were given on July 23, 2021 and the Registrant’s responses to such comments. Terms used but not defined herein have the same meaning as in the Registration Statement.

COMMENT 1:

(SAI – Each Fund – The Adviser and Subadviser)

Please disclose the method of calculating the advisory fees and subadvisory fees (unless exempt from the latter under the manager-of-managers order), as required by Item 19(a)(3) of Form N-1A. Please note that the Staff considers subadvisory fees to be fees payable by a fund, as indicated by a Commission statement in Proposed Rule: Exemption from Shareholder Approval for Certain Subadvisory Contracts, IC-26230 (Oct. 23, 2003), at note 22 (the “2003 Release”).

August 13, 2021 Page 2

Response:

The Registrant respectfully notes that Item 19(a)(3), by its terms, requires disclosure of “the advisory fee payable by the Fund” (emphasis added) which includes “[t]he total dollar amounts that the Fund paid to the adviser” (emphasis added). As disclosed in the SAI, each subadviser is paid by the Adviser, and thus the subadvisory fees are not paid by a Fund and therefore are not required to be disclosed. Moreover, while Item 19(a)(3) specifically requires disclosure of the dollar amounts paid to an adviser, it does not require disclosure of the fee rate paid to the adviser. Instead, the fee rate paid to the adviser is required to be disclosed in the Prospectus pursuant to Item 10(a)(1)(ii)(A) of the Form, which requires disclosure of the fees paid to the adviser “as a percentage of average net assets.” However, Instruction 3 to Item 10 provides that “[i]f a Fund has more than one investment adviser, disclose the aggregate fee paid to all of the advisers, rather than the fees paid to each adviser” (emphasis added). This instruction is clearly intended to require disclosure of the total advisory fee rate paid by the fund, which, in an adviser-pays-subadviser arrangement like the Registrant’s, is the advisory fee. Accordingly, there is nothing in the Form that requires disclosure in either the Prospectus or in the SAI of the fee rate paid by an adviser to a subadviser.

In support of this interpretation, the Registrant refers to the 1998 release adopting amendments to Form N-1A (Registration Form Used by Open-End Management Investment Companies, IC-23064 (March 13, 1998) (“1998 Adopting Release”)) in which the Commission stated that it was “persuaded that information about sub-advisory fees is not necessary for a typical fund investor, but may be of interest to some investors. Therefore, Form N-1A, as amended, requires prospectus disclosure of the aggregate advisory fees paid by a fund and disclosure in the SAI of the amount of sub-advisory fees paid by the fund” (emphasis added). While the Registrant does not believe that disclosure of the dollar amounts paid by the Adviser (rather than a Fund) to a subadviser is required by the Form, the Registrant will nonetheless disclose in future updates to its registration statement the dollar amount of fees actually paid to each individual subadviser. This approach would be consistent with the 1998 Adopting Release’s suggestion that such information may be of interest to investors. As there is nothing in the 1998 Adopting Release or in the text of the Form itself to suggest that disclosure of the fee rate paid to a subadviser is required, the Registrant believes that such disclosure is unnecessary, especially in light of the fact that the dollar amounts paid to each subadviser will be disclosed in the SAI.

August 13, 2021 Page 3

The Registrant further notes that the proposed rule 15a-5 and related Form amendments set forth in the 2003 Release were not adopted, and the Registrant does not believe that the discussion in that release overrides the explicit language of the Form or the Commission’s statements in the 1998 Adopting Release discussed above. Moreover, the Registrant respectfully submits that the appropriate method by which the Commission may revise this disclosure requirement is through the formal notice and comment process prescribed by the Administrative Procedure Act whereby interested members of the industry and the public have the ability to provide meaningful input into the rulemaking process.

Moreover, the Registrant believes that disclosing the subadvisory fee rates would not be in the best interest of a Fund’s shareholders. As the Commission acknowledged in the 2003 Release, advisers “are able to negotiate lower fees with subadvisers if they do not have to disclose those fees separately.” In addition, the Registrant believes that disclosing the fee rates paid to each subadviser in addition to the aggregate advisory fee paid by a Fund, could be confusing to investors as the Fund itself is not responsible for paying the subadvisory fees. Further, in the 1998 Adopting Release, the Commission noted that it was persuaded by commenters’ assertions that “information about individual sub-advisory fees is not relevant to investors because it does not help them compare the fees charged by different funds” and therefore the Form “requires prospectus disclosure of the aggregate advisory fees paid by a fund” (emphasis added).

For these reasons, the Registrant respectfully declines to make the proposed change.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 728-7127.

Sincerely,

/s/ Stephanie A. Capistron
Stephanie A. Capistron

Cc:	Charles F. McCain

Anmarie S. Kolinski

Erik D. Ojala, Esq.

Diana R. Podgorny, Esq.

Meredith Dykstra, Esq.

Harbor Funds

Christopher P. Harvey, Esq.

Dechert LLP